Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

At 9:00 a.m. Central time on August 10, 2011, Ecolab Inc. made a live webcast presentation to employees.  Below is a transcript of the presentation. Additional information unrelated to the proposed Nalco transaction has been redacted.

Presentation Transcript

Doug:                                 Hey good morning.  This is our update and I want to share several things with you. We want to clearly talk about our second quarter and where we stand for the year.  We thought we might also take a moment to talk about the obviously much discussed Nalco merger.  But I’d say even most importantly Susan Nestegard is with me today and I invited Susan to come in and talk about the great progress being made in our healthcare strategy as well.   We have a number of things we want to achieve.  Clearly Nalco is one of them.  But we want to make sure we maintain our emphasis on our other growth initiatives as well.  So let me start with a cautionary statement.  Makes for terrific reading.  You can find it in other places but basically we will talk about some forward looking statements and since we are in a fairly sensitive time as a result of the Nalco merger we do want to make sure it’s out there. It’s available on our web as is additional information regarding the merger—if you have questions about it.

So as we all know and we have talked about this many times, we have had five key pillars that really anchor our Strat 2015 plan.  It is extending our corporate account leadership globally, which means we want to make sure that we have an outsized share with the largest customers in the segments we serve.  It’s important because we know that those customers do the best in both certain and uncertain times and we don’t know if we are in a certain or uncertain time right now.  What we do know is we want to continue to grow our corporate account share.  Importantly, we want to use those relationships to also develop our leadership position in emerging markets.  We want to make sure that we are the number one player in Brazil, the number one player in China, which we are now, and also the number one player in India and other very critical emerging markets.  And the corporate account relationships that we have is one of the key assets that we are going to have to leverage to make sure that we hit number two.  Third, we’ve talked about developing the competency  and capability  to be the leaders in water, energy and waste for our markets, and this has been very important and I’ll talk more about it in a minute, because water and energy are becoming pricier and more scarce.  It’s noted by our customers.  They need us to be able to step up and help them in more significant ways as we move forward into the future, and we want to make sure we are there for them.  So it’s really about developing our capabilities to meet future customer needs.  Healthcare, number four.  We want to build healthcare into one of our three core businesses.  Meaning, we have the institutional customer set which includes our food services businesses, not just institutional, but Puritan, Kay, food retail, etc.  That’s one of our important circles.  Our industrial business, lead by F&B but also textile care is the other and healthcare we want to make our third because of the trends which we will talk about.  And then finally, continue to expand our leverage.  Meaning, for every dollar, euro, yen that we take in we want to make sure that we continue to capture more profit at the bottom because fundamentally that’s what allows us to reinvest in the business.  Invest in M&A, invest in technology, invest in training, invest in people, etc.   Because without profit you do not have a happy future and we want to make sure we continue to do the job there.  And obviously Europe is important.  So let me spend a few minutes on water, energy and waste and then we’re going to talk healthcare.

So first I thought this was an interesting slide that we put together for one of our investor presentations.  And really fundamentally one of the successes of Ecolab can be attributed to our ability to simultaneously grow our opportunity, i.e. what we chase in terms of size of opportunity, but also our capability.  Meaning, what can we do to take care of customers and are we doing it proactively and in advance of needs.  If you go all the way back to 1995, we then defined our market size as $18B.  But right around that time we had just, if you will, entered an agreement with Henkel where we took over all of their institutional and industrial businesses in Asia Pacific, Latin America.  That’s what really, if you will, leapt us forward in our capabilities in terms of helping customers as they expanded globally.  We consummated that deal shortly after 2000, which really lead to a big spread between 2000 and 2005 in our capability when we bought out the rest of the JV.  But you can also see through these years we entered the QSR and food retail markets through Kay.  Right, we entered the water treatment business by starting the water business back in the late 90’s.  We added audit, which increased our capabilities.  We did the JV which really led to the spread between 2000 and 2005.  We expanded our pest global business and we also then set a marker saying healthcare, particularly around infection prevention was one of our absolute priorities in the early 2000’s which really led to an expansion of our opportunity and capability leading into 2010.

So now with the Nalco merger, we will be chasing a total opportunity of over $100B and ironically we will be 11 share again.  When you do the merger math.  So it’s important on two fronts.  The Nalco merger helps us chase a bigger opportunity, but it increases our capability in very important ways.  We are going to be better able to meet our Food and Beverage customer needs.  Better able to meet our textile care customer needs.  Better able to meet our hospitality or hotel customer needs.  And the same is true with acute care or hospitals because all these segments are very large users of water technology and water capabilities and those needs are increasing.

So we’ve talked about the Nalco Ecolab merger and I’m a lot of you have had a chance to study it more on your own, if that’s an area of interest for you.  But really, what we’re doing is combining the leaders in the respective industries.  So we all know about Ecolab, but Nalco has got a very similar profile.  They started in 1928, they’ve been around for years, they’ve been the number one player in water markets for a long time.  They’ve got the best technology.  The best filed service and the best market position.  They have a very important position in the emerging markets which will help leverage and increase our leverage in those markets as well.  They have double the field sales force as the nearest competitor, so very much like us their competitive set, right, their capabilities and their position in the markets are very similar.  So it makes sense on a number of levels.  It is the right deal for our company.  This will make us a stronger faster growth company.  We are adding market and market opportunities that grow, even I would say arguably, faster than ours do from a market growth standpoint.  It positions us to better meet our customer needs, which is the foundation for a company’s success, long term.  So, as I mentioned earlier, half of our customer set needs these services and they are going to need them more in the future.  Additionally, we help Nalco meet their current customer needs.  Both in new technology, new financial capability and management stretch.  They have a very strong business model.  It’s nearly identical to ours as is the technology and culture fits.  So it’s a very good fit in terms of how it meshes with our business and our culture and it creates great shareholder value.  And finally, the way we have structured this deal it does maintain our conservative financial situation so that we are going to be in great shape no matter what the economy does, cause you can’t predict it all the time.  So we like this.  So at the end of the day, it’s a great fit and it gives us a much stronger foundation.  After the merger is consummated we we will have combined revenues of over $11B.  Really strong cash flow, north of $1B.  EBITDA. Earnings Before Interest Taxes Depreciation and Amortization, i.e., how much cash do you have that you will re-invest in the company.  It is going to be north of $2B a year.  And again, strong balance sheet and a more balanced industry mix.  So this makes sense on a number of levels.  I would say the market is responding.  So I added this slide last night on an airplane flying home, you can see the very nice graphics.  I’m not a terrific PowerPoint guy but I even got it wrong cause here is where we are now.  We are at 12 buys, 4 holds, and 0 sells, because the analysts really do see the value here and we had an analyst last night move from a hold to a buy recommendation on our stock.  So we have done a very good job starting to get the story out and it’s resonating as we go out into the market place.

So let’s talk Q2.

[Information unrelated to the proposed Nalco transaction has been redacted.]

Doug:                                 So with that let me go to Q&A.  And so, as always, we had a few questions come in before, then we make up a few questions and then hopefully you guys will send in some, right, as we go in through this.  So, you know Susan and I will handle these I guess based on who’s best equipped.  Yeah, basically if I don’t know the answer, then I hand it to Susan, that’s my strategy.  So here we are.

First question is are we still going to have the funds, I guess this is after the merger, to continue to invest in smaller acquisitions to grow our core businesses?  And I think that’s a great question and I think the answer is an emphatic yes.  One of the most important conversations that we had as a president’s council and then also with the board was structuring this merger in a way that preserved our ability to continue to fund what we believe are absolutely important moves, i.e., healthcare.  So here we have Susan sharing the movements they’ve already made and the steps they’ve taken, we will still have the funds to fund important acquisitions in healthcare or in pest global expansion or in our core businesses of F&B, Institutional, Kay, etc.   And so the answer there is yes that was one of the reasons we structured the merger in the way that we did.

So second, with Nalco’s presence and markets and industries outside of Ecolab’s current business space where is there the most opportunity to leverage expansion of our non-WEW business?  That’s a great question.  I would say really the benefits that we’ve identified are mostly in taking Nalco and our current WEW capabilities Ecovation and the like, more aggressively into our current business spaces, Ecolab’s.  One of the upsides that we know we have is understanding and investigating where our technologies and our capabilities are going to help Nalco, if you will, better serve their traditional market segments.  So I’ll give you one example, I was down in Houston visiting Nalco’s energy focused segment.  And there they are already looking and searching and excited about the antimicrobial technology we can bring them because bacteria in oil wells is a huge issue.  They are looking for lubricity and other things we know we do in R&D and they think it’s going to help them moving forward.  So we know there’s going to be plenty of opportunities and a lot of these we are going to explore fully once the merger is complete.

So here’s one, so I get my shot and then I’m going to ask Susan cause I’m tired of talking.  I’ve been doing it for two days straight in New York.

Given the turbulent economic climate, what makes this the right time for the Nalco Ecolab merger?  Well, there’s a positive question.  Here’s what I would say.  We’re doing this for the long term.  And I would tell you the merged entities, Ecolab post merger is even better equipped to manage through rough economic times than we are alone.  And we are pretty good alone.  So we don’t see anything about this merger that puts us in harm’s way or makes us less able to manage through tough economic times.  I think quite the contrary.  We are going to have a more balanced portfolio, we’re going to have more tools in which to help our customers meet these challenges.  I mean that’s the number one thing you’ve got to understand.  We’ve got to have capabilities to help customers.  Customers are the guys who help us manage economic times if we help them.  And so we’re just going to have more where-with-all.  More water technology, better capabilities globally in very important areas to fundamentally help them through innovation and other capabilities to manage through this, so frankly we feel good about it and the balance sheet is going to be rock solid either.  And so I don’t know if you have anything else to add on that point.  You’re watching the economy.  I don’t know how you’re doing on economic forecasting, I’m not very good at it, I’ve learned.

Susan:                              No, I think the best thing to do during these times is focus on what you’re doing every day.  Getting the service and the products to our customers.  Meeting their needs and, you know, drive through.  It is turbulent times and it’s crazy, but  you know, we’ve got the innovation, we’ve got the solutions, we can continue to deliver value.

Doug:                                 Yep, perfect.  I agree.  That’s great.

Next, who will lead the Nalco Ecolab integration?  And when will we announce it?  Well, I know the whole company is riveted on this broadcast so you have not had a chance to check your email but we are releasing this morning that I have asked Christophe Beck to be the integration leader.  And Christophe will be assuming this role almost immediately.  And it’s a full time role.  And underneath Christophe we are going to be building a full-time, dedicated PMO or Project Management Office of dedicated folks to help plan the integration and then, if you will, orchestrate it as we move through post merger.  And I am thrilled that Christophe has agreed to do this.  Christophe has a lot of merger and integration experience in his previous life when he worked at Nestle.  He’s a global executive, knows our business after running Institutional quite successfully for the last four years.  So we’re thrilled there.  Also the announcement is Mike Hickey will be assuming the role in Institutional.  Again, terrific.  I think it’s terrific we have an executive of Mike’s caliber, ready to go fill that role and we’re excited about what Mike’s going to do to continue the very strong track record that Institutional has and has really built in the last few years.   And then finally, following Mike in Pest we are announcing that Brian Henke is being promoted from his textile care role where he’s done a great job into the Pest role.  So all this is out there.  I know all of the teams have been talked to but now you know it too.  So, we’re on it, we’re moving forward and we’re excited about all three of those moves and what it means, you know, for our future going forward.

So next question.  With the feds comments yesterday about keeping interest rates low for a specified time frame, can you comment on what this means for our business on macro basis?  Boy you guys are deep.  Those are big questions.  Well, here’s what I would say.  I mean, one, money is going to stay cheap.  I would say that’s important on a number of reasons.  You know, we’re financing a big acquisition here and so that’s not bad news at all for us.  And in fact, we’re probably getting an environment marginally more favorable than that in that arena than we had forecast than when we did the deal so nothing wrong there.  But I would also say if you look underneath it really forecasts the federal bank in the U.S.’s nervousness, which I would say is equally shared around the world about where the global economy is.   And I think back to the point that Susan so well made.  We have got to understand that it is going to be nearly impossible to predict the economy.  And I don’t know that it matters. Because if we stay focused on the points Susan made we will be fine.  Take care of customers add new ones drive innovation that makes a difference.  Do all this stuff that we need to do, our company always comes through these better than most.  And that’s what we got to go focus on.  I cannot control the economy, can’t control the interest rates.  What we can control is what we do every day and focusing on customers to Susan’s point is exactly the right thing.

Next question:  Ecolab doesn’t have background in oil and gas before the Nalco merger, what’s the plan for the sector in five years?  Grow it.  You know what we ended up doing is really appreciating this part of Nalco’s business.  I will say when it started, all of us, Susan included, when we had debates on the President’s Council, when we discussed it in the board, our first questions is, why are they in that business and it became very clear to us, that it’s really their water technology that led them there.  Oil and gas companies desperately need help with water technology.  They need the anti-corrosion help because they can’t muck up the pipes when they’re pulling oil and gas off.  And what comes out of these pipes in the case of oil is 75% water and 25% oil.  So then you got to separate it.  Again, Nalco Water Technology.  You’ve got to clean the water.  You’ve got to put it back in the ocean or pump it back into the ground.  And these regulations are tightening.  So where they’re finding oil now in the world is less high quality which means they need more water competency, not less. So really, that segment, we are quite excited about.  The good news is we are bring over as part of this a world class team who has grown up in this industry and focused on it on behalf of Nalco and will now do it on behalf of Ecolab.  So like everything else we are not just buying the work, we are bringing over a world class team that we will expect to help us learn and understand this business and how we can best help them.  So we’re quite excited about that business.  So we’re in it for keeps and we expect that business to continue to grow and it is on a real fast trajectory right now.

[Information unrelated to the proposed Nalco transaction has been redacted.]